SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE REPORTS Q2-2017 FINANCIAL RESULTS

August 29, 2017

TSX Venture Exchange Trading Symbol: SPN

OTCQB Trading Symbol: SNIPF

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce its financial results for Q2-2017 and the six months ended June 30, 2017. All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. A copy of the complete unaudited interim financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com).

Fiscal Q2 2017 Highlights

(Refer to Non-GAAP Measures, Gross Margin and EBITDA discussion below)

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Q2 2017 Bookings of US $3.3MM represents a 27% improvement from Q2 2016 Bookings of US $2.6MM.

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Q2 2017 EBITDA loss was US $-0.71MM, a 54% improvement from Q2 2016 EBITDA loss of US $-1.54MM.

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Q2 2017 Net Income was US $-1.3MM, a 55% improvement from Q2 2016 Net Income of US $-2.9MM

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The Company focused on maintaining its margins in the 70%+ range. Gross margins improved 2% from 71% for Q2 2016 to 73% in Q2 2017.

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The Company continued to focus on cost improvements from its integration efforts, resulting in Q2 2017 salaries and compensation expenses decreasing by approximately US $0.8 million or 27% compared to Q2 2016.

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Revenue for Q2 2017 was $2.8MM and for the six months ended June 30, 2017 was $5.3MM compared to revenue for Q2 2016 of $2.8MM and for the six months ended June 30, 2016 of $4.9MM.

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The Company’s bookings backlog (programs that have been sold, but whose revenues have not yet been recognized) stood at $5.3MM at June 30, 2017, a 6% improvement from the same point last year. Bookings backlog at June 30, 2016 was $5.0MM.

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Snipp appointed Rob Rathke as EVP of Sales. Rob has twenty years of sales, marketing and advertising experience, most of which have been spent in CPG-centric and promotional agencies. He previously was the VP Integrated Operations at one of the largest Shopper-Marketing agencies in North America.

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Snipp completed a private financing of CAD $4,500,000 through a non-brokered private placement, which included significant participation from Company executives, directors and insiders.

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Snipp completed the Service Organization Control (SOC) 2 Type 1 security audit. This is a non-financial audit that affirms that Snipp Interactive’s information security practices, policies, procedures, and operations meet the SOC 2 standards for security, availability, and confidentiality.

"Q2 demonstrated continued progress as Snipp took significant steps to achieve profitability in the near future. We improved in several key metrics, particularly Bookings, Backlog and EBTIDA, with some significant gains compared to the same period last year,” said Atul Sabharwal, Snipp’s co-founder and CEO. In the coming quarters, we will be focusing on further reducing our cost structure while increasing revenue – a two-pronged strategy that will remain in place throughout the rest of 2017. This is the first time in Company history where profitability is clearly in sight and we look forward to a resumption in sales acceleration under the leadership of our new EVP of sales.”

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest and taxes are not included in the Company’s operating expenses).

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

The following are calculations of Gross Margin:

	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
	USD	USD	USD	USD
Revenue	$2,849,799	$2,824,293	$5,334,107	$4,931,723
Less:
Campaign infrastructure	$778,565	$815,130	$1,369,482	$1,340,086
Gross Margin	$2,071,234	$2,009,163	$3,964,625	$3,591,637

For More Information

CONFERENCE CALL DETAILS:

In conjunction with this announcement, Snipp management will host a conference call and live webcast for analysts and investors on Wednesday, August 30, 2017 at 12:00 p.m. (noon) Eastern Time to discuss the Company’s financial results.

To listen to the live conference call, parties in the United States and Canada should dial 888-417-2254, access code 8953904. International parties should call 719-457-2662 using the same access code 8953904. Please dial in approximately 15 minutes prior to the start of the call.

A live and archived webcast of the conference call will be accessible on the “Investors” section of the Company’s website under “Presentations” at www.snipp.com. To access the live webcast, please log in 15 minutes prior to the start of the call to download and install any necessary audio software.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited - Expressed in U.S. Dollars
As at
	June 30, 2017	December 31, 2016

ASSETS

Current
Cash and cash equivalents	3,137,735	2,375,619
Accounts receivable, net of allowance for doubtful accounts of $218,653 (2016 - $70,811)	3,416,060	4,242,388

Deposits, prepaid expenses and other assets	652,473	286,592

	7,206,268	6,904,599

Equipment	83,896	105,839
Intangible assets	5,370,956	5,484,587
Goodwill	3,343,129	3,343,129

	16,004,249	15,838,154

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	2,724,145	2,676,646
Deferred revenue	2,225,281	1,961,622
Due to related parties	45,647	76,610
Working Capital Line of Credit	1,098,683	2,000,000

	6,093,756	6,714,878

Shareholders’ equity
Common shares	26,170,796	22,815,647
Warrants	421,796	421,796
Contributed surplus	4,519,977	4,237,448
Deficit	(19,874,353)	(16,952,007)
Accumulated other comprehensive loss	(1,327,723)	(1,399,608)

	9,910,493	9,123,276

	16,004,249	15,838,154

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Three Months Ended June 30, 2017 and 2016
Unaudited - Expressed in U.S. Dollars

	Three	Three
	Months Ended	Months Ended
	June 30, 2017	June 30, 2016

REVENUE	2,849,799	2,824,293

EXPENSES
Salaries and compensation	2,160,587	2,948,483
General and administrative	315,743	317,395
Campaign infrastructure	778,565	815,130
Professional fees	110,099	96,521
Marketing and investor relations	19,261	76,908
Travel	25,313	104,869
Bad debt expense	147,842	-
Amortization of intangibles	417,513	1,077,478
Depreciation of equipment	11,835	12,196
Stock-based compensation	120,108	576,852
	4,106,866	6,025,832
Net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity	(1,257,067)	(3,201,539)

Interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity
Interest income (expense)	(23,848)	2,090
Foreign exchange (loss) gain	(13,167)	(6,905)
Change in fair value of derivative liability	-	-
Change in fair value of acquisition consideration payable in equity	-	308,759
Net loss for the period	(1,294,082)	(2,897,595)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	75,145	79,963
Comprehensive loss for the period	(1,218,937)	(2,817,632)
Basic and diluted loss per common share	(0.01)	(0.03)
Weighted average number of common shares outstanding	137,186,913	114,678,524

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Six Months Ended June 30, 2017 and 2016
Unaudited - Expressed in U.S. Dollars

	Six	Six
	Months Ended	Months Ended
	June 30, 2017	June 30, 2016

REVENUE	5,334,107	4,931,723

EXPENSES
Salaries and compensation	4,652,284	6,303,348
General and administrative	597,846	703,066
Campaign infrastructure	1,369,482	1,340,086
Professional fees	180,484	221,122
Marketing and investor relations	64,651	150,116
Travel	38,737	210,228
Bad debt expense	147,842	-
Amortization of intangibles	818,449	1,169,820
Depreciation of equipment	24,589	23,445
Stock-based compensation	282,529	1,046,009
	8,176,893	11,167,240
Net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity	(2,842,786)	(6,235,517)

Interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity
Interest income (expense)	(56,650)	4,469
Foreign exchange (loss) gain	(22,910)	(43,554)
Change in fair value of derivative liability	-	31,834
Change in fair value of acquisition consideration payable in equity	-	506,383
Net loss for the period	(2,922,346)	(5,736,385)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	71,885	(309,790)
Comprehensive loss for the period	(2,850,461)	(6,046,175)
Basic and diluted loss per common share	(0.02)	(0.05)
Weighted average number of common shares outstanding	141,786,049	123,472,749

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months Ended June 30, 2017 and 2016
Unaudited - Expressed in U.S. Dollars
	Six	Six
	Months Ended	Months Ended
	June 30, 2017	June 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(2,922,346)	(5,736,385)
Items not involving cash:
Amortization of intangibles	818,449	1,169,820
Depreciation of equipment	24,589	23,445
Stock-based compensation	282,529	1,046,009
Change in fair value of derivative liability	-	(31,834)
Change in fair value of acquisition consideration payable in equity	-	(506,383)
Changes in non-cash working capital items:
Accounts receivable	826,328	(106,649)
Deposits, prepaid expenses and other assets	(365,881)	(330,993)
Accounts payable and accrued liabilities	47,499	3,022
Deferred revenue	263,659	146,406
Due to related parties	(30,963)	(491,439)

Net cash flows used in operating activities	(1,056,137)	(4,814,981)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to equipment	(2,646)	(30,735)
Additions to intangible assets	(704,818)	(914,536)
Due to Swiss Post	-	(861,956)

Net cash flows used in investing activities	(707,464)	(1,807,227)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	3,375,076	5,275,554
Share issuance costs	(19,927)	(72,860)
Proceeds from warrants exercised	-	18,231
Proceeds from options exercised	-	14,600
Proceeds from working capital line of credit	(901,317)	-

Net cash flows provided by financing activities	2,453,832	5,235,525

Effect of exchange rate changes on cash	71,885	(183,352)

Change in cash for the period	762,116	(1,570,035)

Cash and cash equivalents, beginning of period	2,375,619	4,696,617

Cash and cash equivalents, end of period	3,137,735	3,126,582

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, Ireland, Europe and India. The company is publicly listed on the OTCQB in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward- looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward- looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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